

SECURITI   13012247   N

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section

MAR 01 2013

Washington 403

SEC FILE NUMBER
8- 68298

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/ 01/ 2012___ AND ENDING ___12 31 /2012___
                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FourBridges Capital Advisors LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1300 Broad St, Suite 201
_____
                              (No. and Street)

Chattanooga   TN   37402
_____
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Chris Rowe   423-266-4630
_____
                                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Henderson Hutcherson & McCullough
_____
                        (Name – if individual, state last, first, middle name)

1200 Market St   Chattanooga   TN   37402
_____
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



OATH OR AFFIRMATION

I, _Christopher D. Rowe_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _Four Bridges Capital Advisors_ , as of _December 31_ , 20_12_, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Title

Marcia Creekmore
Notary Public

My Commission Expires: 2/3/2015

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

FOURBRIDGES CAPITAL ADVISORS, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2012



HENDERSON HUTCHERSON
& MCCULLOUGH, PLLC

FOURBRIDGES CAPITAL ADVISORS, LLC

INDEX TO REPORT

DECEMBER 31, 2012



HENDERSON HUTCHERSON
& MCCULLOUGH, PLLC

Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Members
FourBridges Capital Advisors, LLC
Chattanooga, Tennessee

We have audited the accompanying statement of financial position of FourBridges Capital Advisors, LLC, as of December 31, 2012, and the related statements of operations, changes in member's equity, and cash flows for the years then ended and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FourBridges Capital Advisors, LLC as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Supplementary Statements

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplementary information, as identified in the index to report, is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements taken as a whole.

Chattanooga, Tennessee
February 26, 2013

Henderson Hutcheson
& McCullough, PLLC

FOURBRIDGES CAPITAL ADVISORS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

ASSETS

ASSETS

Cash	$	120,972
Accounts receivable, net of allowance of $10,000		20,854
Total assets	$	141,826

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Accounts payable	$	12,576
Accrued expenses		7,424
Total liabilities		20,000
MEMBER'S EQUITY		121,826
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	141,826

The accompanying notes are an integral part of these financial statements.

3

FOURBRIDGES CAPITAL ADVISORS, LLC

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2012

REVENUES		
Advisory revenue	$	197,898
Retainers		124,000
Consulting fees		370,324
Revenues		17,500
Other revenue		1,557
Total revenue		711,279
EXPENSES		
Employee compensation and benefits		620,905
Regulatory fees and expenses		12,176
Occupancy		31,528
Other		155,459
Total expenses		820,068
NET LOSS	$	(108,789)

FOURBRIDGES CAPITAL ADVISORS, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

YEAR ENDED DECEMBER 31, 2012

BALANCE - JANUARY 1, 2012	$ 325,615
Net loss	(108,789)
Capital distributions	(95,000)
BALANCE - DECEMBER 31, 2012	$ 121,826

The accompanying notes are an integral part of these financial statements.

5

FOURBRIDGES CAPITAL ADVISORS, LLC

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2012

CASH FLOW FROM OPERATING ACTIVITIES	
Net loss	$ (108,789)
Adjustments to reconcile net loss to net cash	
flows from operating activities:	
(Increase) decrease in operating assets:	
Accounts receivable	63
Allowance for doubtful accounts	10,000
Accrued client expenses	360
Increase (decrease) in operating liabilities:	
Accounts payable and accrued liabilities	6,993
Net cash from operating activities	(91,373)
CASH FLOWS FROM FINANCING ACTIVITIES	
Capital distributions	(95,000)
Net cash from financing activities	(95,000)
NET CHANGE IN CASH	(186,373)
Cash - beginning of year	307,345
Cash - end of year	$ 120,972

The accompanying notes are an integral part of these financial statements.

FOURBRIDGES CAPITAL ADVISORS, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2012

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

FourBridges Capital Advisors, LLC was formed under the laws of the State of Tennessee and began operations on March 25, 2009. The Company is engaged in the business of investment banking with an emphasis on providing clients with advisory services related to selling and/or acquiring businesses, obtaining financing and restructuring capital.

Basis of Presentation

The accompanying financial statement have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP). They are presented on the accrual method of accounting, thus reflecting income earned regardless of when received and expenses incurred regardless of when paid.

Receivables

The Company reports trade receivables at net realizable value. Management's criteria for determining if a receivable is delinquent are any accounts that are greater than ninety days past due. The Company currently does not charge interest on past due accounts. Management will determine the estimate of its bad debts based on historical losses and current economic conditions. On a continuing basis, management will analyze delinquent receivables, and once the receivables are determined to be uncollectible, they will be written off to the allowance account.

Income Taxes

The Company files as a limited liability company for income tax purposes. The Company's net income is taxed at the member level rather than at the Company level, and thus no provision for income taxes has been made in the accompanying financial statement.

Uncertain Tax Positions

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

(Continued)

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Uncertain Tax Positions (Continued)

The Company has concluded that there are no significant uncertain tax positions requiring recognition or disclosure, and there are no material amounts of unrecognized tax benefits. There were no tax penalties and interest levied against the Company during the year. The Company's evaluation was performed for the tax years ended December 31, 2009 through December 31, 2012, for all tax jurisdictions. These are the years which remain subject to examination by major tax jurisdictions as of December 31, 2012.

Recognition of Income

The Company records fees from advisory services as income when earned. Retainers incurred from customers are non-refundable payments for services rendered and are considered earned when billed.

Cash and Cash Equivalents

For the purpose of the statement of cash flows, the Company considers all highly liquid investments with original maturities of less than ninety days to be cash equivalents.

Uses of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising Costs

Advertising costs are expensed as incurred. Advertising expense was $34,570 for the year ended December 31, 2012.

NOTE 2 – RELATED PARTY TRANSACTIONS

The Company is solely owned by FourBridges Holdings, LLC (FBH) which has provided all the current-year capital contributions. FBH also owns furniture and equipment in the amount of $134,755 at December 31, 2012, which is used by the Company during the regular course of their business at no charge. Additionally, the ownership percentage of 8.89% in Park Media was transferred out of FourBridges Capital Advisors, LLC to FBH.

FOURBRIDGES CAPITAL ADVISORS, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2012

NOTE 3 – CONCENTRATION OF CREDIT RISK

The Company maintains cash balances at CapitalMark Bank and Trust located in Chattanooga, Tennessee, which is insured by the Federal Deposit Insurance Corporation on balances up to $250,000. The cash balances fluctuate on a daily basis throughout the year and can exceed the insured amount. Management does not believe the Company is exposed to any undue risk on cash balances.

NOTE 4 – NET CAPITAL COMPUTATION

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2012, the Company had net capital of $100,972, which was $95,972 in excess of its minimum dollar net capital requirement of $5,000. The Company's net capital ratio was .02 to 1.

The following reconciles net capital per management's computation (included in the unaudited FOCUS Report as of December 31, 2012) to the audited computation thereof:

Net capital, per management's unaudited FOCUS Report	$ 102,471
Accrued expenses not booked until after year end	(1,499)
Net capital, audited	$ 100,972

NOTE 5 – SUBSEQUENT EVENTS

Management has evaluated events and transactions subsequent to the balance sheet date through the date of the independent auditor's report (the date the financial statements were available to be issued) for potential recognition or disclosure in the financial statements. Management has not identified any items requiring recognition or disclosure.



HENDERSON HUTCHERSON
& MCCULLOUGH, PLLC

Certified Public Accountants

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

To the Members
FourBridges Capital Advisors, LLC.
Chattanooga, Tennessee

In planning and performing our audit of the financial statements and supplementary information of FourBridges Capital Advisors, LLC, as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Chattanooga, Tennessee
February 26, 2013

Henderson Hutcherson & McCullough, PLLC

SUPPLEMENTAL INFORMATION

FOURBRIDGES CAPITAL ADVISORS, LLC

SCHEDULE-1 COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2012

Members' equity allowable for net capital	$ 121,826
Total capital allowable	
Deductions and/or charges:	
Nonallowable assets:	
Other receivable	19,271
Receivable from related party	1,583
	20,854
NET CAPITAL	$ 100,972
AGGREGATE INDEBTEDNESS	$ 20,000
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital	$ 1,333
Minimum dollar net capital requirement	$ 5,000
Excess net capital	$ 95,972
Excess net capital at 1,000 percent	$ 98,972
Percentage of aggregate indebtedness to net capital	19.81%
Percentage of debt to equity	16.42%



**HENDERSON HUTCHERSON
& MCCULLOUGH, PLLC**

Certified Public Accountants

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Members
FourBridges Capital Advisors, LLC
Chattanooga, Tennessee

In accordance with rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by FourBridges Capital Advisors, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating FourBridges Capital Advisors, LLC's compliance with the applicable instructions of the Form SIPC-7. FourBridges Capital Advisors, LLC's management is responsible for the FourBridges Capital Advisors, LLC's compliance with those requirements. This agreed-upon procedure engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representations regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purposes. The procedures we performed and our findings are as follows:

1.   Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records' entries by examining the actual signed check, tracing the assessment payment to the cash disbursements journal. The amount of the check agreed with the amount to be submitted with the SIPC-7. Compared the payment previously made with the assessment paid and submitted with form SIPC-6. Examined the front and back of the cleared check. Traced that payment to the bank statement and cash disbursements journal. No differences or findings were noted;

2.   Compared the amounts reported on Forms X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;

3.   Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers. We traced the additions and subtractions as shown on Form SIPC-7 with the statements and bank deposits that support the adjustment noting no differences;

4.   Proved the arithmetical accuracy of the calculations reflected on form SIPC-7 and in the related schedules and working papers such as the general ledger detail and supporting source documents for the period January 1, 2012 through December 31, 2012, supporting the adjustments noting no differences.

1200 MARKET STREET | CHATTANOOGA, TN 37402 | T 423.756.7771 | F 423.265.8125 | WWW.HHMCPAS.COM
AN INDEPENDENT MEMBER OF THE BDO SEIDMAN ALLIANCE

13

5.   Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which is was originally computed. There was no overpayment carried forward from the form that was filed last year. No differences were noted.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Chattanooga, Tennessee
February 26, 2013

Henderson Hutcherson
& McCullough, PLLC

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 12/31/2012
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

068298   FINRA   DEC
FOURBRIDGES CAPITAL ADVISORS LLC   15*15
1300 BROAD ST STE 201
CHATTANOOGA TN 37402-4475

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (Item 2e from page 2) $_____441.09_____

    B. Less payment made with SIPC-6 filed (exclude interest)   (_____346.22_____)

    ___7|30| 2012___
       Date Paid

    C. Less prior overpayment applied   (_____36.51_____)

    D. Assessment balance due or (overpayment)   _____58.36_____

    E. Interest computed on late payment (see instruction E) for_____days at 20% per annum   _____

    F. Total assessment balance and interest due (or overpayment carried forward) $_____58.36_____

    G. PAID WITH THIS FORM:
       Check enclosed, payable to SIPC
       Total (must be same as F above) $_____58.36_____

    H. Overpayment carried forward $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Four Bridges Capital Advisors
_____
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

Dated the 19th day of February, 20 13 .

CFO / Managing Director
_____
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____   _____   _____
       Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Eliminate cents

$ **803,779**

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. _____

(2) Net loss from principal transactions in securities in trading accounts. _____

(3) Net loss from principal transactions in commodities in trading accounts. _____

(4) Interest and dividend expense deducted in determining item 2a. _____

(5) Net loss from management of or participation in the underwriting or distribution of securities. _____

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. _____

(7) Net loss from securities in investment accounts. _____

      Total additions _____

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. _____

(2) Revenues from commodity transactions. _____

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. _____

(4) Reimbursements for postage in connection with proxy solicitation. _____

(5) Net gain from securities in investment accounts. _____

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. _____

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). _____

(8) Other revenue not related either directly or indirectly to the securities business.
(See Instruction C):

    Asset Sales (M&A), assist in obtaining bank loans,   **627,342**
(Deductions in excess of $100,000 require documentation) mktg. tax credits (state)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

    (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

    Enter the greater of line (i) or (ii) _____

    Total deductions   **627,342**

2d. SIPC Net Operating Revenues $ **176,437**

2e. General Assessment @ .0025 $ **441.09**

(to page 1, line 2.A.)

16

(212) 227-1115

LEONARD ROSEN & COMPANY, P.C.
Certified Public Accountants

15 MAIDEN LANE
NEW YORK, N.Y. 10038

INDEPENDENT ACCOUNTANTS' REPORT
ON APPLYING AGREED-UPON PROCEDURES

The Members
Wisdom Securities, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2012, which were agreed to by Wisdom Securities, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, and SIPC, solely to assist you in evaluating compliance with Rule 17a-5(e)(4). Management is responsible for the compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed are as follows:

1. Compared the listed assessment payments with respective cash disbursement records entries noting no exceptions.
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, with the amounts reported in the Transitional Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2012 noting no exceptions.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no exceptions.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no exceptions.
5. Compared the amount of any overpayment applied with the Form SIPC-7 on which it was computed noting no exceptions.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than those specified parties.

Leonard Rosen + Company, P.C.

February 25, 2013